Flux Hybrids (Techstars '21)

LETTER   REPORT CARD   FINANCIALS   THANKS   DETAILS   SAY HELLO

Dear investors,

It's been a whirlwind of a year. Thank you to everyone who invested and took a shot on us. We seem to have hit on something the industry needs and have seen a ton of demand and interest. At this point the biggest challenges we face are around ramping up production and meeting this demand while maintaining quality. This won't be an easy process but we're so excited that we get the privilege of tackling it!

We need your help!

Our biggest needs right now are growth related.

We need more capital in the form of debt and equity to finance an expansion in production facilities and staffing.

We need to expand our time with bright and capable people who are passionate about electrifying the commercial fleet industry.

We need to expand our customer success team to support more pilots and units on the road.

Sincerely,

Micah Ulrich
CEO

Cody Biedermann
CTO

Clay Dowdey
COO

How did we do this year?



REPORT CARD

B+

☺ The Good

We got purchase orders from multiple Fortune 500 Companies

We grew our team by hiring a reliability engineer to improve vehicle uptime

We've received increasing amounts of inbound demand from multiple large fleets across government, and private sectors.

☹ The Bad

We were constrained on bandwidth and have had to delay multiple pilot customers because of it.

We have had multiple banking changes due to bank failures at SVB and First Republic

We have had multiple delays due to system reliability which required hiring of additional engineers to increase up-time

2022 At a Glance

January 1 to December 31



$0
Revenue



-$305,914
Net Loss



$0
Short Term Debt



$421,112
Raised in 2022



$60,541
Cash on Hand
As of 05/ 4/23



INCOME   BALANCE   NARRATIVE

● Revenues   ● Profit

US$0   US$0

-US$31,456

−US$305,914

2021   2022

Net Margin: 0%   Gross Margin: 0%   Return on Assets: -365%   Earnings per Share: -$0.03   Revenue per Employee: $0

Cash to Assets: 100%   Revenue to Receivables: ~   Debt Ratio: 0%

📄 21.12.31_FINAL_FS_Flux.pdf   📄 FH_22_GAAP_Financials.pdf

We ❤ Our 176 Investors

Thank You For Believing In Us

Timothy Dick	Nathan Jansch	William E Sims Jr	Aldrien C. Crisologo	Stanley. Evans	Brad Rutledge
David J Brown	Darnell Mcgruder	David Macario	Cody Biedermann	Joseph D Scott	Murali Kuppa
John Butterfield	Mirko Turrina	Muthu SANKARAN	Tracy Keitt	Dan Peterson	Randy R Osborn
Ryan Moeller	Gary Carter	Mark R Smith	Timothy Thivierge	Richard Thomas	Rupel Perkins
Rebecca Kohn	Hatem Rowaihy	Thurman Massenburg JR	Willis Blakely	Francesco Ebreo	Devin D. Thorpe
Chris Dove	William Dale Murphy	Lloyd Holbrook	Leeland Perry	Leonid Turetsky	Stefano Vettorazzi
Leon and Detrice Alexander	Allison Dowdey	Andrew Warner	Levett M. Washington	Winston Brooks	Ree Linker
Helen Ingram	Casey Leffers	Ali Abdulla Rashed Aldhaheri	Spencer H	Austin Baker	Laurie Sterling
Jura Avizienis	Elizabeth Downs	Michelle Dowdey	Conner Cunningham	Angie Melvin Runnels	Samuel Wein
Peter Fitton	George Gallegos	Larry Parker	Therese Daniels	Roderick Herron	Alex Barnes
David Pardo	Dawna Huhman	Malik Jackson	Steven Solis	Tim Ulrich	Daniel Hoyal
Wendy MacDonald	Daniel George	Jumangie Smith	Anthony Baker	Benjamin George	Mike Magretto
Zack Pamfilis	Travis McKay	Greg Bogart	Robert Sullivan	Rodney Spells	Chris Caruso
Melissa & Scott Forsyth	Mickey Bogart	Kim Ardrey	Terrance Brooms	David Horton	Devin Byrne
Tushin Shah	Elton Padua	Darius McFarland	Marisa Huffman	Gary E Biedermann	Olamiju Olagbegi
Bryon Spells	Stan Pamfilis	Matthew Lafitte	Emily Penn	Timothy McKay	Clenord Roberts
Andrew James Nolff	Ashley Calloway	Rebecca Ulrich	Raymond E. George	Edward Kelly Medlock	Amanda Ulrich
James Christian Powell	Emily Solis	James Powell	Douglas Murdock	Johnathan Ramsey	Muthu Kumar
J Lees	Darrell Alexander	Kip Cothran	Andrew Gross	Gabriel Paravisini	Lori S. Mitchell
Michael Sake	Catherine Keerbs	Lawrence Chong	Jim Minick	Jared Arcari	Leonardo Prieto
Ankur Patel	Harriett Gaston	Joel Forsyth	John Defrancisco	Vikash R Kumar	Richard Swogger
Sandra U.	Joy Yang	Dave Davis	Timothy Stumpff	Vijayakumar Aluru	Wallace Brackens
Andrew Wheeler	Sara Gilkey	Michael Durs	Rahul Garine	Julio Mendoza	Lacie McCormack
Chasen Stephenson	Khalid Al-Sulaiti	Matt Price	Martha Wiedemann	Aduragbemi Jibodu	Brian Magner
Gerald Asher	Radha Parameshwarappa	Ebenezer Joseph	Andrew Wilt		

Thank You!

From the Flux Hybrids (Techstars '21) Team



Micah Ulrich 🔗
CEO

BS & MS Mechanical Engineer from NC State Micah is an automotive professional, with a broad set of experiences ranging from working as an ASE-certified technician to...



Cody Biedermann 🔗
CTO

BS Mechanical Engineering from NC State An automotive professional skilled in all facets of design and experience in leadership from creating a solar car to energy...



Clay Dowdey 🔗
COO

BS Chemical Engineering from NC State Clay is a process engineer with experience working with multiple Fortune 500 chemical companies. His knowledge of...



Bryon Spells 🔗

Systems Engineer

BS & MS in mechanical
engineering. Focused on widely
adoptable, efficient automotive
technologies. Founded...

Details

The Board of Directors

Director	Occupation	Joined
Clay Dowdey	COO @ Flux Hybrids	2021
Cody Biedermann	CTO @ Flux Hybrids	2020
Micah Ulrich	CEO @ Flux Hybrids, Inc	2020

Officers

Officer	Title	Joined
Cody Biedermann	Secretary	2020
Micah Ulrich	President	2020

Voting Power ❓

Holder	Securities Held	Voting Power
Clay Dowdey	2,100,000 Common stock	23.3%
Cody Biedermann	3,253,000 Common Stock	36.1%
Micah Ulrich	3,032,000 Common Stock	33.7%

Past Equity Fundraises

Date	Amount	Security	Exemption
08/2021	$20,000		Section 4(a)(2)
09/2021	$101,870		Section 4(a)(2)
04/2022	$45,000		Section 4(a)(2)
05/2022	$77,000		Section 4(a)(2)
10/2022	$199,112		4(a)(6)
11/2022	$100,000		Section 4(a)(2)

The use of proceeds is to fund general operations.

Convertible Note Outstanding

Issued	Amount	Interest	Discount	Valuation Cap	Maturity
08/25/2021	$20,000 ❓	0.0%	0.0%	$333,333	08/22/2024 ❓
09/17/2021	$101,870 ❓	5.0%	20.0%	$3,000,000	09/17/2023 ❓
04/15/2022	$45,000 ❓	5.0%	20.0%	$5,000,000	04/15/2023
05/10/2022	$77,000 ❓	5.0%	20.0%	$5,000,000	05/10/2025
11/11/2022	$100,000 ❓	5.0%	20.0%	$5,000,000	11/11/2025

Outstanding Debts
None.

Related Party Transactions
None.

Capital Structure

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Common Stock	12,000,000	10,573,921	Yes

Warrants: 0
Options: 1

Form C Risks:

- The company is selling to enterprises. Sales cycles can be longer than expected. Customers may be reluctant to switch

- The founding team does not have significant experience starting and scaling companies.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

-Scaling production volume has not been completed and supply chain risks could keep us from increasing volume at the same rate the demand increases.

-Customer acquisition cost may be too high at the moment and need to be reduced as the company scales

-The company's projected unit economics may turn out to be unachievable.-Getting the company's product out to customers requires a large upfront investment.

- The company is selling to some early customers in a regulated market. Adoption may be slower than expected.

- The company is dependent on a small number of large contracts. Failure to perform or renew one or more of these contracts may have a material negative effect on the company

- Customers in this market are highly sensitive to price and fluctuations could impact our ability to generate sustainable profits

-There are significant technical integration challenges associated with the company's products

-The company has yet to launch to the broader market. Traction and feedback so far have come from a small set of users and may not be representative of the larger market

- The company needs to make several key hires. If it cannot successfully fill these positions, the company may not reach its growth targets.

The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

Description of Securities for Prior Reg CF Raise

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the Board of Directors of the Company. If the Board Of Directors of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

Minority Ownership

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Board Of Directors, and the Investor will have no independent right to name or remove an officer or member of the Board Of Directors of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Exercise of Rights Held by Principal Shareholders

Exercise of Rights Held by Principal Shareholders

As holders of a majority-in-interest of voting rights in the Company, the shareholders may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor. For example, the shareholders may change the terms of the articles of incorporation for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The shareholders may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. The shareholders have the right to redeem their securities at any time. Shareholders could decide to force the Company to redeem their securities at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability. In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional stock, an Investor's interest will typically also be diluted.

Restrictions on Transfer

The securities offered via Regulation Crowdfunding may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

to the issuer;
to an accredited investor ❷ ;
as part of an offering registered with the U.S. Securities and Exchange Commission; or
to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust ❷ created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Valuation Methodology for Prior Reg CF Raise

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

The initial amount invested in a Convertible Note is determined by the investor, and we do not guarantee that the Convertible Note will be converted into any particular number of shares. As discussed in Question 13, when we engage in an offering of equity involving Stock, Investors may receive a number of shares of Preferred Stock calculated as either the conversion price equal to the lesser of (i) 90% of the price paid per share for Equity Securities by the Investors in the Qualified Financing or (ii) the price equal to the quotient of the valuation cap of $6,000,000.00 (the "Valuation Cap") divided by the aggregate number of outstanding shares of the Company's stock as of immediately prior to the initial closing of the Qualified Financing (assuming full conversion or exercise of all convertible and exercisable securities then outstanding, but excluding the shares of equity securities of the Company issuable upon the conversion of the Notes or any other debt). Because there will likely be no public market for our securities prior to an initial public offering or similar liquidity event, the price of the Stock that Investors will receive, and/or the total value of the Company's capitalization, will be determined by our board of directors. Among the factors we may consider in determining the price of Stock are prevailing market conditions, our financial information, market valuations of other companies that we believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant. In the future, we will perform valuations of our units that take into account, as applicable, factors such as the following:

unrelated third party valuations;
the price at which we sell other securities in light of the relative rights, preferences and privileges of those
our results of operations, financial position and capital resources;
current business conditions and projections;
the marketability or lack thereof of the securities;
the hiring of key personnel and the experience of our management;
the introduction of new products;
the risk inherent in the development and expansion of our products;
our stage of development and material risks related to our business;
the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the market conditions and the nature and history of our business;
industry trends and competitive environment;
trends in consumer spending, including consumer confidence;
overall economic indicators, including gross domestic product, employment, inflation and interest rates; and
the general economic outlook.
We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

Company

Flux Hybrids, Inc

Delaware Corporation
Organized February 2020
5 employees
779 Georgie St
Troutman NC 28166 http://www.fluxhybrids.com

Business Description

Refer to the Flux Hybrids (Techstars '21) profile.

EDGAR Filing

The Securities and Exchange Commission hosts the official version of this annual report on their EDGAR web site. It looks like it was built in 1989.

Compliance with Prior Annual Reports

Flux Hybrids (Techstars '21) has previously not complied with the reporting requirements under Rule 202 of Regulation Crowdfunding.

We had several login issues via the SEC EDGAR system and our Wefunder reporting system that led to delays on our side in submitting our filings in a timely manner.

All prior investor updates

You can refer to the company's updates page to view all updates to date. Updates are for investors only and will require you to log in to the Wefunder account used to make the investment.

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